Exhibit 2.1

First Amendment to
BUSINESS COMBINATION AGREEMENT

THIS FIRST AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is entered into as of May 14, 2021 (the “Amendment Date”), by and among Ajax I, a Cayman Islands exempted company (“AJAX”), Cazoo Holdings Limited, a private limited liability company formed under the laws of England and Wales (the “Company”) and Capri Listco a Cayman Islands exempted company (“Listco”). AJAX, the Company and Listco are referred to herein collectively as the “Parties” and individually as a “Party.”

WHEREAS, the Parties are among the parties that have previously entered into that certain Business Combination Agreement, dated March 29, 2021 (the “Business Combination Agreement”), which provides for the business combination of AJAX, the Company and Listco, on the terms and subject to the conditions contained in the Business Combination Agreement;

WHEREAS, pursuant to Section 8.3 of the Business Combination Agreement, the Business Combination Agreement may be amended or modified by an instrument in writing signed by the Parties; and

WHEREAS, the Parties now desire to amend the Business Combination Agreement as more fully described in this Amendment.

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set out and of other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereby agree as follows:

1.    Amendments to the Purchase Agreement Adjusted Equity Value.    The definition of “Adjusted Equity Value” contained in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“Adjusted Equity Value” means (a) the Equity Value, minus (b) the Sponsor Equity Adjustment Amount, plus (c) the amount, if any, by which the Net Cash Amount exceeds the Minimum Net Cash Amount, minus (d) the amount, if any, by which the Minimum Net Cash Amount exceeds the Net Cash Amount, minus (e) the Option Adjustment Amount, minus (f) the Unpaid AJAX Expenses, minus (g) the Unpaid Company Expenses.

Aggregate Stock Consideration.    The definition of “Aggregate Stock Consideration” contained in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“Aggregate Stock Consideration” means a number of Listco Class C Shares equal to the quotient obtained by dividing (x) the result of (1) the Adjusted Equity Value, minus (2) the Aggregate Cash Consideration divided by (y) the AJAX Share Value.

Equity Value.    The definition of “Equity Value” contained in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“Equity Value” means £5,076,142,132 (which amount the Parties acknowledge and agree represents an amount in pound sterling equal to US$7,000,000,000 based on the closing exchange rate on March 29, 2021).

Fixing Rate.    The definition of “Fixing Rate” contained in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“Fixing Rate” means the foreign exchange rate between GBP and USD calculated as the arithmetic mean of the spot rate of exchange, as reported on Bloomberg (pursuant to the Bloomberg Fix function (‘BFIX’ function)), at 11:00 am New York City Time on each Business Day of the five (5)-Business Day Period ending on and including the Business Day that is four (4) Business Days prior to the Closing.

Closing Date Cash Payments and Uses.    Section 2.5(b) of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

(b)     second, following the Closing, an amount in U.S. dollars equal to £609,137,056 shall be (i) used for payment of any Transfer Taxes, and (ii) funded as primary capital to the Company or its Subsidiaries (including for working capital, growth and other general corporate purposes);

Amendment Provision.    Section 8.3 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

Section 8.3 Amendment.    This Agreement may be amended or modified only by a written agreement executed and delivered by AJAX and the Company; provided, however, that (a) following the Merger Closing and prior to the Closing, a written agreement executed and delivered by Listco and the Company shall be required to amend or modify this Agreement and (b) following the Closing, the written agreement of the Sponsor shall be required for any amendment with respect to any continuing rights or obligations of the Sponsor or the AJAX D&O Persons under this Agreement. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio. This Section 8.3 shall not limit the rights or obligations of any person under any Transaction Support Agreement or Shareholder SPA.

2.    Definitions.    Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Business Combination Agreement.

3.    Miscellaneous Interpretation.    On and after the Amendment Date, each reference in the Business Combination Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Business Combination Agreement shall mean and be a reference to the Business Combination Agreement as amended by this Amendment.

No Further Amendments.    Except as expressly modified hereby, the Business Combination Agreement remains in full force and effect. Upon the execution and delivery hereof, the Business Combination Agreement shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments made hereby were originally set forth in the Business Combination Agreement, and this Amendment and the Business Combination Agreement shall henceforth be read, taken and construed as one and the same instrument.

Miscellaneous.    Section 8.2, Sections 8.3 (as amended hereby) through 8.5 (inclusive), Section 8.7, Section 8.10, Section 8.11 and Sections 8.15 through 8.18 (inclusive) of the Business Combination Agreement are hereby incorporated into this Amendment by reference, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Business Combination Agreement to be executed as of the date first above written.

AJAX
AJAX I

By:	/s/ J. Morgan Rutman
Name:	J. Morgan Rutman
Title:	Chief Financial Officer

THE COMPANY
CAZOO HOLDINGS LIMITED

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title:	Chief Executive Officer

LISTCO
CAPRI LISTCO

By:	/s/ J. Morgan Rutman
Name:	J. Morgan Rutman
Title:	Director

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